

Mail Stop 3233

December 4, 2015

Via E-mail
David Brooks
Chief Operating Officer, General Counsel
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: Ashford Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2015**
> **File No. 001-36400**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Reasons for the Transactions; Recommendation of the Special Committee; Recommendation of the Board of Directors, page 53

1.   We note your disclosure, including in this section and in your risk factors on pages 32 and 36, indicating that you expect the transactions to be accretive to your stockholders. Please revise your disclosure to clarify whether this expectation takes into account the potential Share Issuances discussed in Proposal 2.

Proposal 2: The Share Issuances, page 99

2.   We note that in Proposal 2 you are asking stockholders to approve the potential issuance of shares of your common stock. Please revise to include the disclosures required by Item 11 of Schedule 14A, including the estimated maximum number of shares you expect to issue, or tell us why it is not applicable.

Information Incorporated by Reference, page 107

3.   We note that on November 16, 2015 you filed a Quarterly Report on Form 10-Q for the period ended September 30, 2015. Please revise your disclosure to incorporate this document.

Ashford Inc. and Subsidiaries Unaudited Pro Forma Financial Statements, page A-1

4.   Please tell us and revise your filing to disclose the terms of the preferred stock, noncontrolling interests in Remington and Class B common stock of Ashford Advisors, Inc. that make these instruments contingently redeemable at the option of the holders. Within your response, provide the authoritative accounting literature management relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3207 with any other questions.

Sincerely,

/s/ Sara von Althann

Sara von Althann
Staff Attorney
Office of Real Estate and
Commodities

cc: George J. Vlahakos
        Andrews Kurth LLP